Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
General
As of December 31, 2019, our authorized share capital consists of 200,000,000 Ordinary Shares, par value NIS 0.0175 per share (“Ordinary Shares”), of which 55,763,705 Ordinary Shares were issued and outstanding.
The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel.
The following is a description of the rights of the holders of Ordinary Shares and related provisions of our amended and restated articles of association and applicable provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”). This description is a summary and does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, our amended and restated articles of association and applicable provisions of the Companies Law. The amended and restated articles of association, which are filed as Exhibit 3.1 to our Annual Report on Form 10-K, are incorporated by reference herein. We encourage you to read the amended and restated articles of association and applicable provisions of the Companies Law for additional information.
Ordinary shares
Transfer of shares
Our Ordinary Shares may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, law or the rules of a stock exchange on which the shares are traded.
Voting
Holders of our Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders at a general meeting of shareholders. Shareholders may vote at a general meeting of shareholders either in person, by proxy or by written ballot.
The Companies Law imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations, must act in good faith and in an acceptable manner towards us and our other shareholders, and avoid abusing his or her powers in the company, inter alia, when voting at general meetings on the following matters: changes to our amended and restated articles of association, increasing our authorized share capital, mergers and related party transactions. A shareholder also has a general duty to refrain from oppressing any other shareholders. The remedies generally available upon a breach of contract apply in the event of breach of the abovementioned duties, mutatis mutandis, and in the event of a breach of the duty to refrain from oppressing any other shareholder, other remedies may also be available. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended and restated articles of association, can appoint or prevent the appointment of an office holder, or has other power with respect to the company, is required to act fairly towards the company. The Companies Law does not specifically define the aforementioned duty of fairness, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the shareholder’s duty of fairness, mutatis mutandis, taking into consideration the status in the company of the shareholder who is in breach of such duty.
Election of directors
Our directors are generally elected by the vote of the holders of a majority of the voting power represented at a general meeting in person or by proxy, intermediary instruction form or written ballot (each, a “Proxy Card”) and voting on the election of directors. Our Ordinary Shares do not have cumulative voting rights for this purpose. As a result, the holders of our Ordinary Shares that represent more than 50% of the voting power represented at a general meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting. Notwithstandng the aforesaid, our amended and restated articles of association provides that in the event of a contested election, directors shall be elected by a plurality of the votes cast with respect to the election of directors by the shares represented in person or by Proxy Card at such meeting (which shall mean that the directors receiving the largest number of “for” votes will be elected in such contested election). A general meeting shall be considered a “contested election” if the total number of nominees for election to the Board of Directors at such meeting (including all persons (i) with respect to whom a shareholder has delivered, in due time pursuant to the Companies Law and the amended and restated articles of association, a notice of its intent to nominate at such meeting and (ii) with respect to whom such notice of intent to nominate has not been withdrawn by such shareholder prior to the date of the definitive proxy statement filed by us with the Securities and Exchange Commission with respect to such meeting, as such date is set forth in the definitive proxy statement) made in compliance with the amended and restated articles of association and the Companies Law exceeds the total number of directors to be elected at such meeting.
At any general meeting at which directors are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board of Directors up to the total number of directors to be elected at such meeting.
In accordance with the provisions of the amended and restated articles of association, the general meeting, by a vote of the holders of at least 75% of the voting power represented at the meeting, may remove any director from office, and elect directors instead of the director so removed.
No preemptive or similar rights
Our Ordinary Shares are not entitled to preemptive rights and are not subject to conversion or redemption.
Liabilities to further calls
Under the Companies Law, shareholders of a limited public company are generally not exposed to liabilities of the company and are not liabile to further calls. The Companies Law provides that a court may attribute the company’s debts against one of its shareholders, only in exceptional cases, in which the separate legal entity was used in one of the manners said below, and if it finds that under the relevent circumstances it is fair and right to do so: (a) in a manner which can defraud a person or depraving a creditor of the company; (b) in a manner that harms the purpose of the company while taking unreasonable risk with respect to the company’s ability to repay its debts, all on a condition that the shareholder was aware of the said use and taking into consideration such shareholder’s holdings in the comapny and the way such shareholder complies with its obligations toward the company under sections 192 and 193 of the Companies Law and taking into account the company’s ability to meet its obligations.

Dividend and liquidation rights
Our board of directors may, in its discretion, declare a dividend which will be paid pro rata to the holders of Ordinary Shares without the approval of our shareholders, in proportion to the par value paid up capital attributable to the shares that they hold, or a repurchase of our Ordinary Shares from our shareholders. Under the Companies Law, any distribution or repurchase must be made out of our “profits” (as defined in the Companies Law) (the “Profit Test”), provided that there is no reasonable concern that the dividend distribution or share repurchase will prevent us from meeting our existing and foreseeable obligations as they become due (the “Insolvency Test”). We may, with the approval of the court, distribute dividends or repurchase our Ordinary Shares from our shareholders if we do not meet the Profit Test, so as long as we meet the Insolvency Test. A distribution made in violation of the above stated criteria may require the shareholders to return funds to us, unless the shareholder did not know and ought not to have known that the distribution or repurchase effected was prohibited. Under the Companies Law, it is to be presumed that a shareholder who is not a director, CEO or the controlling shareholder at the time of the distribution or repurchase, did not know and ought not to have known that the distribution or repurchase effected by the company was a prohibited distribution.
In the event of a liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to the respective holdings of the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Shareholder meetings
We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may, whenever it thinks fit, convene an extraordinary general meeting of our shareholders, and shall be obliged to do so upon the request in writing of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more shareholders holding 5% or more of our issued share capital and 1% of our voting power or the shareholder or shareholders holding 5% or more of our voting power. All general meetings of shareholders require prior notice of at least 21 days or 35 days if required by the Companies Law and the regulations promulgated thereunder. The chair of our board of directors presides as chair of our general meetings, provided however, if the chairman is not present, within 15 minutes from the appointed time, or is unwilling to act as chair, the co-chair shall preside at the meeting. If both the chair and the co- chair are not present or unwilling to preside within 15 minutes from the appointed time, the shareholders present shall appoint a chair. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between 4 and 40 days prior to the date of the meeting.
Quorum
In accordance with our amended and restated articles of association, the quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, holding shares in the aggregate of more than thirty three and a third percent (33 1/3%) of our voting power. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chair of the general meeting may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.
Resolutions
Under the Companies Law, unless otherwise provided in our articles of association, an ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Any resolution to consummate a Merger, as defined in Section 1 of the Companies Law, shall require the approval of the holders of at least a majority of the voting power of the Company. The general meeting, by a vote of the holders of at least 75% of the voting power represented at the meeting, may remove any director from office, and elect directors instead of the director so removed. A resolution to voluntarily wind up the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.
Access to corporate records
Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our amended and restated articles of association, our financial statements, any document relating to intersted party transactions, and any document we are required by law to file publicly with the Israel Registrar of Companies. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may refuse a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that disclosing the document may otherwise harm our interests.
Modification of class rights
The rights attached to any class, such as voting and dividend rights, may be modified or abrogated by a resolution of the shareholders, subject to the adoption of a resolution passed at a separate class meeting by the holders of a majority of the shares of such class.
Acquisitions under Israeli law
Tender offer.    The Companies Law requires any person who wishes to acquire shares, voting rights or any class of shares of a publicly traded Israeli company, and who would, as a result of this acquisition, hold over 90% of the company’s issued and outstanding share capital, voting rights in the company or of a class of shares which are listed, to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If holders of less than 5% of the outstanding shares do not respond to or accept the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law, provided that a majority of the shareholders that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if shareholders holding less than 2% of the company’s issued and outstanding share capital failed to approve the tender offer. If a tender offer is accepted, shareholders may petition the court, within six months after receipt of the tender offer, to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court, provided that the acquirer may stipulate in its offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who do not accept the tender offer hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

The Companies Law also provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would hold 25% or more of the company’s voting rights, unless one of the exemptions described in the Companies Law is satisfied. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would hold more than 45% of the company’s voting rights, if there is not already another shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions described in the Companies Law is satisfied.
The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) if a majority of the shareholders that announced their stand on the offer, accepted the offer, excluding however, the controlling shareholder of the offeror, shareholders that have a personal interest in the approval of the special tender offer, shareholders that owns 25% or more of the voting rights in the company, and persons on their behalf or on behalf of the offeror, including their relatives or entities under their control.
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.
If a special tender offer is accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.
In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.
Merger.    The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party’s shares voted on the proposed merger at a general meeting of shareholders. If the approval at a general meeting of shareholders is required, a merger transaction generally may be approved by shareholders holding a simple majority of our outstanding Ordinary Shares. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, the merger will not be deemed approved if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by shareholders holding a majority of the voting rights in the company, present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including their relatives and entities under their control, is sufficient to reject the merger transaction. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.
Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans no later than three days after the date of submitting of the merger proposal to the Registrar of Companies. Creditors are entitled to notice of the merger pursuant to regulations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israel Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.
Anti-takeover measures under Israeli law
The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than Ordinary Shares. In the future, if we do create and issue a class of shares other than Ordinary Shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “Ordinary shares—Voting.”
Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the Ordinary Shares outstanding will be able to elect all of our directors (subject to excpetion as related to contecsted election described in “Ordinary shares—Election of directors”. The lack of cumulative voting makes it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to replace or remove our management.
The provisions discussed above under “Acquisitions under Israeli law” and “Anti-takeover measures under Israeli law” as well as the requirement to approve any Merger (as defined in Section 1 of the Companies Law), by the approval of the holders of at least a majority of the voting power of the Company, may discourage, delay or prevent a merger, acquisition or other change in control.

Approval of transactions with interested parties and disclosure of personal interests of an office holder
The Companies Law requires that an office holder or controlling shareholder of a public company, who is aware that he or she has a personal interest in an existing or proposed transaction of the company, promptly disclose to the company, and in any event no later than the first meeting of the board of directors at which the transaction is first discussed, the nature of his or her personal interest, including all related material information or documents. The aforementioned disclosure requirement does not apply if the personal interest derives solely from the personal interest of a relative in a transaction that is not an extraordinary transaction.
A “controlling shareholder” is defined under the Companies Law as a shareholder who has the ability to direct the company’s activity, excluding an ability deriving merely from holding an office of director or another office in the company, and a person shall be presumed to control the company if he holds 50% or more of (i) a company’s voting rights or (ii) the rights to appoint directors. For the purpose of “transactions with an interested party,” the definition also includes a shareholder that owns 25% or more of the voting rights in the general meeting of the company, if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders.
A “personal interest” is defined under the Companies Law to include the personal interest of a person in an action or transaction of a company, including the personal interest of such person’s relative or the personal interest of any other entity in which the person or his or her relative is an interested party, but excluding a personal interest stemming from holding shares in the company. A personal interest also includes a personal interest of a person who votes by virtue of a proxy given to him or her by another person, even if the other person does not have a personal interest. In addition, the vote of a person who was given a proxy by a person who has a personal interest will be deemed to be a vote by a person with a personal interest, irrespective of whether or not the proxy holder has discretion regarding the manner in which to vote.
Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction which is not in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.
The Companies Law further provides that:

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a company may approve an action of an office holder that would otherwise be deemed a breach of his or her duty of loyalty if the office holder acts in good faith, the approval is not adverse to the company’s interest and the office holder disclosed his or her personal interest in the action;

•	a company may approve interested party transactions only if the transaction is in the company’s interest;

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a transaction of a company with an office holder, and a transaction of the company with another person in which an office holder has a personal interest, subject to certain exceptions, requires the approval of the board of directors, and if the transaction is an extraordinary transaction, of the board of directors following the approval of the audit committee;

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a transaction of a company concerning the compensation, including exculpation, insurance or indemnification, of an office holder (except for the CEO) who is not a director, generally requires the approval of the board of directors following the approval of the compensation committee;

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a transaction of a company concerning the compensation, including exculpation, insurance or indemnification, of the CEO, generally requires the approval of the compensation committee, board of directors and the majority of the voting power of shareholders represented at the general meeting (in that order), provided that either (a) such majority includes at least a majority of the shares of non-controllingshareholders or shareholders that do not have a personal interest (as such term is defined in the Companies Law) in such approval voted at the meeting (disregarding abstentions) or (b) the total number of shares of non-controlling shareholders or shareholders that do not have such personal interest and voted against this proposal does not exceed two percent of the aggregate voting rights in the company;

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a transaction of the company with a director in respect of his or her compensation, including exculpation, insurance or indemnification, generally requires the approval of the compensation committee, board of directors and the majority of the voting power of shareholders represented at the general meeting (in that order); and

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any person who has a personal interest in approving a transaction at a meeting of the board of directors or the audit committee, other than non extraordinary transaction of the Company with an office holder and a transaction of the company with another person in which an office holder has a personal interest, can not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee (as applicable) have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the the majority of the voting power of shareholders represented at the general meeting.

Approval of transactions with controlling shareholders
Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including by a company controlled by the controlling shareholder, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee (or the compensation commitee, if applicable), the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting, provided that either: (a) at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction (disregarding abstentions); or (b) the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.
To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect only to certain transactions set forth in the Companies Law, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Transfer agent and registrar
The transfer agent and registrar for our Ordinary Shares is American Stock Transfer and Trust Company.
NASDAQ Global Select Market listing
Our Ordinary Shares are listed on The NASDAQ Global Select Market under the symbol “MLNX.”